Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Partners

CarrAmerica Realty, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-53751) on Form S-3 of CarrAmerica Realty, L.P. of our report dated January 27, 2004, with respect to the consolidated balance sheets of CarrAmerica Realty, L.P. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2003 and all related financial statement schedules, which report appears in the December 31, 2003 annual report on Form 10-K of CarrAmerica Realty, L.P. Our report refers to the adoption of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002.

/S/ KPMG

Washington, DC

March 5, 2004